

September 10, 2014

Via E-Mail
Mr. Miguel A. Lopez
Chief Financial Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919

      Re: Harris Corporation
                Form 10-K for the year ended June 27, 2014
                Filed August 25, 2014
                File No. 001-03863

Dear Mr. Lopez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 27, 2014
Management's Discussion and Analysis, page 30
Operations Review, page 34

1. We note from your disclosure on page 35 you recognized an out-of-period adjustment in the third quarter of fiscal 2014 related to your post-employment benefit plan that reduced general and administrative expenses. Further, we note from your Integrated Network Solution Segment discussion on page 38 that an out-of-period adjustment was also made to revenue and cost of sales for satellite and terrestrial communications services. In this regard, please explain to us in detail the nature, facts and circumstances surrounding each of the out-of-period adjustments, including the amount(s) involved and the period(s) to which the adjustment(s) relate. Please explain why recognition of the out-of-period adjustments during the third quarter of fiscal 2014 was appropriate. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief